Drinks Americas Holdings, Ltd.
372 Danbury Road
Wilton, CT 06897

May 28, 2008

Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3561
100 F. Street, N.E.
Washington, D.C. 20649
Attention: John Reynolds, Assistant Director

Re:	Drinks Americas Holdings, Ltd.
Amendment No. 4 to Registration Statement on Form S-1
Filed May 28, 2008
File No. 333-148859

Dear Mr. Reynolds,

We are hereby amending the above-captioned registration statement in order to file a revised exhibit 5.1 which was inadvertently omitted upon filing the last amendment.

No other changes were made to registration statement filed with the Securities and Exchange Commission on May 14, 2008.

Very truly yours,

DRINKS AMERICAS HOLDINGS, LTD.

By:	/s/ J. Patrick Kenny
J. Patrick Kenny, Chief Executive Officer